02044926

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

PUERTO RICO CONTAINER COMPANY
EMPLOYEES' SAVINGS PLAN
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

Special Note with Respect to Report of Arthur Andersen LLP for the Years Ended December 31, 1999 and December 31, 2000.

In connection with International Paper Company's (Company) change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The new auditor of Puerto Rico Container Company Employees' Savings Plan (Plan) for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal years ended December 31, 1999 and 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the years ended December 31, 1999 and 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of this report herein, and therefore, your right of recovery may be limited as a result of the lack of consent.

PUERTO RICO CONTAINER COMPANY
EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

Note: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, have been omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
600 Morgan Keegan Tower
P.O. Box 3030
Memphis, Tennessee 38173-0030

Tel: (901) 523-1234
Fax: (901) 527-7619
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Puerto Rico Container Company Employees' Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Puerto Rico Container Company Employees' Savings Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, the Plan was terminated effective May 31, 2002.

Deloitte & Touche LLP

June 21, 2002

ARTHUR ANDERSEN

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Puerto Rico Container Company Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Puerto Rico Container Company Employees' Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Memphis, Tennessee,
June 15, 2001.

PUERTO RICO CONTAINER COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, and 5)	$ 1,170,885	$ 1,140,885
Receivables:		
Participants' contributions	8,137	8,772
Employer's contributions	3,499	3,719
Total receivables	11,636	12,491
Total assets	1,182,521	1,153,376
LIABILITIES - Excess contributions refundable	-	6,252
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,182,521	$ 1,147,124

See notes to financial statements.

PUERTO RICO CONTAINER COMPANY
EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment loss - Plan interest in Master Trust (Notes 1, 2, and 3)	$ (33,519)	$ (56,093)
Contributions:		
Participants'	102,156	96,544
Employer's	40,932	43,503
Total contributions	143,088	140,047
Total additions, net	109,569	83,954
DEDUCTIONS:		
Benefits paid to participants	72,068	11,366
Administrative expenses	2,104	9,085
Total deductions	74,172	20,451
NET INCREASE	35,397	63,503
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,147,124	1,083,621
End of year	$ 1,182,521	$ 1,147,124

See notes to financial statements.

PUERTO RICO CONTAINER COMPANY
EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

General - The Puerto Rico Container Company Employees' Savings Plan (the "Plan") was established on June 1, 1994 and is sponsored by Puerto Rico Container Company and ABC Container Corporation. The following is a brief summary of the Plan, the assets of which are held in the Union Camp Corporation Savings and Investment Plans' Trust Fund, a master trust (the "Master Trust"). Participants should refer to the plan document and subsequent amendments thereto for a more complete description of the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Puerto Rico Container Company and ABC Container Company were subsidiaries of Union Camp Corporation. On April 30, 1999, Union Camp Corporation merged with and into International Paper Company (the "Merger"). International Paper Company agreed, for a period of one year following the Merger, to provide benefits under the employee benefit plans that were no less favorable in the aggregate than those provided by Union Camp Corporation. Puerto Rico Container Company, ABC Container Company, and Union Camp Corporation, as succeeded by International Paper Company, are herein referred to as the "Company."

Generally, full-time employees of the Company who are residents of Puerto Rico are eligible to participate in the Plan after at least three months of service.

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Due to the closure of the Puerto Rico Container Company facility, effective May 31, 2002, the Plan was terminated as of such date. All affected participants, including those previously terminated with remaining balances, became fully vested in accordance with the terms of the Plan.

Contributions - For eligible employees that participate in the Plan, all contributions are made on a pretax basis whereby the employee elects to have his/her compensation reduced and contributed to the Plan by the Company on his/her behalf, subject to the requirements of the Puerto Rico Income Tax Act of 1954, Section 1023(n).

Participants may make basic contributions to the Plan up to 10% of their base salaries plus commissions. The Company contributes an amount equal to 50% of the participant's basic contributions. A participant may also roll over amounts from other qualified plans or trusts if the transfer qualifies as a qualifying rollover contribution. Participants may change contribution percentages as of the first day of any calendar quarter.

Excess Contributions Refundable - Participant contributions include excess contributions which were refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. Excess employer contributions are carried over to the next Plan year, then allocated.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings and debited with the participant's benefit payments, if applicable, and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Loans to Participants - Participants may borrow from their fund accounts an amount not to exceed the lesser of 1) $50,000 reduced by the excess of the highest outstanding balance of all loans from the Plan during the one-year period ending on the day before the date such loan is made over the outstanding balance of all loans from the Plan on the date such loan is made or 2) 50% of the balance in the participant's salary reduction and rollover contribution accounts. Loan transactions are treated as transfers between the respective funds and the loan fund. Interest rates are determined quarterly and are equal to the prime interest rate (excluding fractional interest) of T. Rowe Price Trust Company (the "Custodian") plus 1%. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal monthly amounts through payroll deductions over one to five years or ten years for the purchase of a primary residence. Principal and interest repayments are reinvested on the participant's behalf when repaid. Interest rates on outstanding loans ranged from 7% to 10% as of December 31, 2001.

Vesting and Payment of Benefits - Participant contributions and earnings thereon are fully vested at all times, while Company contributions and earnings thereon generally become fully vested upon five years of service with the Company. Upon voluntary termination of employment, the participant will receive vested amounts in a lump-sum distribution or installment payments not to exceed ten years or the life expectancy of the participant or the participant's beneficiary, if applicable. Any unvested Company contributions are forfeited and used to reduce future Company contributions. However, if termination is caused by retirement, disability, or death, the participant becomes fully vested in all Company contributions and earnings thereon.

Expenses of the Plan - Expenses of administering the Plan may be paid by the Plan or the Company. Expenses relating to the purchase and sale of guaranteed investment contracts or securities, including brokerage fees and stock transfer taxes, and expenses relating to the investment and reinvestment of assets are included in the cost of the related investment. All other expenses are paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust, except for the guaranteed investment contracts, is valued at fair value. If available, quoted market prices are used to value the underlying investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The Plan has entered into various benefit-responsive investment contracts with insurance companies which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuer. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2001 was $47,969,000. The aggregate average yields of the investment contracts for the years ended December 31, 2001 and 2000 were 6.59% and 6.62%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were 6.49% and 6.64%, respectively.

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

3. MASTER TRUST

The Plan's investment assets are held in a trust account by the Custodian and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Custodian. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Custodian maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Custodian to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Investments:		
At fair value:		
International Paper Company common stock	$ 40,227,442	$ 44,361,939
Mutual funds	61,134,192	89,545,321
Loans to participants	3,949,387	4,024,057
	105,311,021	137,931,317
Guaranteed investment contracts, at contract value	47,961,623	49,116,481
Total investments	$ 153,272,644	$ 187,047,798
Plan's interest in the Master Trust	$ 1,170,885	$ 1,140,885
Plan's interest in the Master Trust as a percentage of total	1 %	1 %

The net investment loss of the Master Trust for the years ended December 31, 2001 and 2000, is summarized below:

	2001	2000
Investment loss:		
Net (depreciation) appreciation of investments:		
International Paper Company common stock	$ (356,188)	$ (60,895,333)
Mutual funds	(10,498,192)	(7,766,398)
Guaranteed investment contracts	2,596,349	1,679,594
	(8,258,031)	(66,982,137)
Interest and dividends	3,141,827	16,903,970
Total investment loss, net	$ (5,116,204)	$ (50,078,167)

4. INCOME TAX STATUS

The Plan is intended to comply with Section 165(a) of the Puerto Rico Income Tax Act of 1954 ("ITA"). The Plan is required to operate in conformity with the ITA to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the ITA, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by an affiliate of the Custodian, and therefore, these transactions qualify as party-in-interest transactions. Also included in the Plan's investments are shares of common stock of International Paper Company, which qualify as party-in-interest transactions.

6. NONEXEMPT TRANSACTIONS

For the year ended December 31, 2001, the Company's failure to remit participant contributions to the Plan within the 15th business day of the month following the month in which such amounts would have been payable to the participant in cash constituted a lending of such monies to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan, as identified in the attached supplemental schedule.

PUERTO RICO CONTAINER COMPANY
EMPLOYEES' SAVINGS PLAN

FORM 5500, Schedule G, Part III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions (d) Current value of asset
Puerto Rico Container Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The February 2001 participant contributions of $11,360 were deposited on March 29, 2001.
Puerto Rico Container Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The March 2001 participant contributions of $11,063 were deposited on May 1, 2001.
Puerto Rico Container Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The May 2001 participant contributions of $12,353 were deposited on June 22, 2001.
Puerto Rico Container Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The June 2001 participant contributions of $11,531 were deposited on July 25, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

PUERTO RICO CONTAINER COMPANY
EMPLOYEES' SAVINGS PLAN

By JNCarter
J.N. Carter, Senior Vice President
and Administrator of the Plan

Date: June 25, 2002
Stamford, Connecticut

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration No. 333-75235 of International Paper Company Form S-8 of our report dated June 21, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the plan's termination) appearing in this Annual Report on Form 11-K of the Puerto Rico Container Company Employees' Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2002